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                           UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13D

               Under the Securities Exchange Act of 1934

              Network Investors Communications, Inc.
              --------------------------------------
                       (Name Of Issuer)

                         Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                           64121c
                        --------------
                        (CUSIP Number)

Paul Anderson, 2795 East Cottonwood Parkway, Suite 120 Salt Lake City, Utah
 (801) 365-1000
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(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

                          May 29, 2001
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       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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SCHEDULE 13D

CUSIP NO. 64121c

1.  Name of Reporting Person: Paul Anderson

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization: Utah

7.  Sole Voting Power: 3,483,000

8.  Shared Voting Power:  -0-

9.  Sole Dispositive Power: 3,483,000

10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially owned by Each Reporting Person: 3,483,000

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
     NA

13.  Percent of Class Represented by Amount in Row (11): 30.29%

14.  Type of Reporting Person:  IN


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Item 1.  Security and Issuer:

           This statement relates to shares of Common Stock of Network Investor Communications, Inc. (the "Issuer") whose address is 4905 Pine Springs Drive, Reno, Nevada 89509.

Item 2.  Identity and Background:
     (a)     The individual filing this statement is Paul Anderson;

     (b)     Paul Anderson's address is 9992 Taft Hills Ct., Sandy, Utah
84093;

     (c) Paul Anderson is an individual and director of Network Investor Communications;

     (d) Paul Anderson has not been convicted in a criminal proceeding within the last five years;

     (e) Paul Anderson has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

     (f) Paul Anderson is a citizen of the United States residing in the State of Utah.

Item 3.  Source and Amount of Funds or other Consideration:

      All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Paul Anderson. The shares were received through a stock exchange between Network Investor Communications and ePonzio, Inc., a Utah corporation, in which Mr. Anderson was a shareholder. The exact dollar amount of the shares received is difficult to determine since the original investment by Mr. Anderson was in ePonzio, Inc. which he co-founded.

Item 4.  Purpose of Transaction:

     The securities were received in a stock exchange between Network Investor Communications and ePonzio, Inc. As a result of the stock exchange, ePonzio became a wholly owned subsidiary of Network Investor Communication. Paul Anderson may acquire additional securities of the Issuer if he feels they are a good investment at the time or may sell his securities in the Issuer if he feels the sale is a good investment decision.

Item 5.  Interest in Securities of the Issuer.

     (a)     As of May 29, 2001, Paul Anderson owned 3,483,000 shares of the
Issuer.

     (b)     Paul Anderson has sole power to vote all of its shares.

     (c) During the past 60 days, Paul Anderson has not sold any shares of the Issuer.


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     (d)    Paul Anderson has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock he holds.

     (e)     Paul Anderson is a five percent shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Paul Anderson is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2001

Paul Anderson

 /s/
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